
CASMED

Absolute value

Financial Highlights

Amounts in thousands except per share data

For Year Ended	2007[1]	2006[1]	2005[2]	2004	2003[3]
Revenues	$ 38,232	$ 35,202	$ 26,884	$ 20,059	$ 16,850
Net Income	306	1,747	1,815	1,205	561
Earnings per Diluted Common Share	$ 0.03	$ 0.14	$ 0.15	$ 0.11	$ 0.05
Diluted Shares Outstanding	12,212	12,147	11,729	11,128	10,459
At Year End					
Working Capital	$ 10,388	$ 9,096	$ 7,482	$ 5,369	$ 5,158
Bank Debt Obligations	5,149	4,416	4,990	1,093	2,010
Total Assets	23,888	21,443	17,918	10,993	10,098
Stockholder's Equity	$ 13,751	$ 12,625	$ 9,117	$ 7,156	$ 5,891

(1) The Company adopted FAS 123R – Share-Based Payment, as of January 1, 2006. Operating income reduced $303 and $390 for 2007 and 2006, respectively, from stock compensation expense. Net income reduced by $0.00 and $0.03 per diluted share for 2007 and 2006, respectively.
(2) 2005 pre-tax income includes $401 credit from curtailment gain of post-retirement benefit plan. 2005 reflects the acquisition of Statcorp, Inc. on May 15, 2005.
(3) 2003 net income includes $500 from insurance proceeds.

Revenues
($mils)


$ 16.8
$ 20.1
$ 26.9
$ 35.2
$ 38.2
2003
2004
2005
2006
2007

Earnings Per Diluted Share (1)
($)


$ 0.05
$ 0.11
$ 0.15
$ 0.14
$ 0.03
2003
2004
2005
2006(1)
2007

(1) Stock compensation expense reduced 2006 and 2007 net income by $0.03 and $0.00 per diluted share, respectively.

Shareholders' Equity
($mils)


$ 5.9
$ 7.2
$ 9.1
$ 12.6
$ 13.8
2003
2004
2005
2006
2007

Monitoring what's vital

CAS Medical Systems, Inc. (CASMED®) is dedicated to the development and manufacture of innovative technologies and products vital to patient care.

Absolute value: complete and without qualification; viewed independently; not comparative or relative; the ultimate, complete and unconditional truth.

President's Message

Dear Shareholder,

I am pleased to report that 2007 was a year of continued growth, investment and expanded opportunity for CASMED. In comparison to 2006, our revenue grew 9% to an all-time high of $38.2 million. This increase occurred despite a key customer's suspending production for several months, resulting in a decrease in sales to this client of $1.5M as compared to the prior year. As planned, the Company made a significant investment in 2007 launching the FORE-SIGHT® Absolute Cerebral Oximeter. Our growth – driven by strong demand for our vital signs monitoring products and blood pressure cuffs – demonstrates the inherent sustainability and solid potential of our traditional core business.

"2007 was a year of continued growth, investment and expanded opportunity"

We continued to build on our traditional business by expanding our portfolio of core products in 2007 through an exclusive, worldwide co-branding agreement with Analogic Corporation, a leader in the medical device industry. The breadth of our product line allows us to meet the evolving needs of the sub-acute care and specialty patient monitoring markets, and to enter new markets – presenting growth opportunities in 2008 and in the coming years.

We are particularly excited that 2007 marked the launch of what may be one of the most significant advances in many years in the area of non-invasive monitoring – our FORE-SIGHT Absolute Cerebral Oximeter. The result of eight years of dedicated research and clinical evaluation, FORE-SIGHT's proprietary and clinically superior LASER-SIGHT® technology fundamentally improves how cerebral oxygenation is measured, thus delivering an important advance in patient safety and care. FORE-SIGHT propels us into a new and exciting product area with substantial growth opportunity. Quarter by quarter, the number of installed units increases – each unit generating repeat revenue from the sale of disposable sensors. We have established a network of manufacturers' representatives and distributors in the U.S. and Canada and, at the end of the year, successfully launched FORE-SIGHT in Europe.

In early 2008, CASMED became the first and only company to gain FDA clearance to market cerebral oximetry (FORE-SIGHT) labeled specifically for neonates and infants – a market with tremendous potential. Roughly 40,000 infants are born in America each year with heart defects, many requiring surgery within the first year of life. Additionally, there are approximately 13,000 Level III NICU beds in the U.S. alone that provide specialized care to critically ill babies. We are uniquely positioned to be a leader in this important market. Because of CASMED's many years in the neonatal marketplace, we understand that neonatal products cannot be merely miniaturized versions of pediatric and adult products, but must be deliberately designed to meet the needs of these patients.

"One of the most significant advances in many years in the area of non-invasive monitoring"

As we look to 2008 and beyond, I am confident that our team of committed employees will continue to enhance our products to meet patients' needs. By doing so, we will maximize our potential in both our core businesses and in the emerging cerebral oximetry marketplace.

"We are uniquely positioned to be a leader"

It is a serious responsibility to design products that can help save the lives of neonates, children and adults. All of us at CASMED take that responsibility to heart, every day. We will continue to work hard in 2008 to grow our business and reward our shareholders.

Andrew E. Kersey
President & Chief Executive Officer
April 29, 2008

CASMED's FORE-SIGHT® Cerebral Oximeter is a paradigm shift in medicine – a fundamental change in the way oxygen saturation in the brain is measured and managed.

Redefining value



Protecting the brain from low oxygen levels is critical for patients undergoing and recovering from a wide variety of general and high-risk surgeries and medical procedures.

A primary goal of any surgical team is to shield the patient from procedure-related risk. However, according to a 2001 study published in *The New England Journal of Medicine*, about half of heart bypass patients awoke with cognitive problems ranging from a stroke to the inability to remember phone numbers. Historically, clinicians have used various strategies in an attempt to measure oxygen levels in the brain, some of which are invasive and bring potential risks. While many of these strategies provide some level of useful information, none provide a complete picture of what is actually happening with respect to oxygen delivery and consumption in the patient's brain tissue.

New thinking

More and more, the medical community is recognizing that monitoring brain oxygenation is a critical step forward in improving patient care and safety. In fact, of the more than 1,200 U.S. hospitals performing high-risk cardiovascular surgery, a growing number are currently using cerebral oximetry, compared to virtually none just ten years ago. And, though acceptance of cerebral oxygen saturation monitoring is growing, obtaining accurate, reliable data has proven difficult. Until now.

Absolute confidence

FORE-SIGHT is the only cerebral oximeter available today that non-invasively and continuously delivers absolute measurements of brain tissue oxygen saturation. This provides previously unknown information regarding the balance of oxygen supply and demand in the patient's brain tissue, and allows clinicians critical insight into when intervention is necessary. Since readings are updated every two seconds, clinicians can be confident that they have the information they need to guard against brain injuries that result from compromised brain tissue oxygenation.

Absolute value

The value of absolute versus trend-based measurement is recognized by clinicians who use cerebral oximetry because absolute data is easily understood and can be readily acted upon to prevent damage to brain tissue. The recent acceptance of cerebral oximetry into the Society of Thoracic Surgeons Database Outcomes Program for Adult Cardiac Surgery – the world's largest database of more than three million patient records – brings this parameter one step closer to becoming a standard of care for thoracic surgery.

THE DEMAND

Our initial focus is the cardiovascular OR, where nearly 700,000 procedures are performed each year in the U.S. Studies are underway to prove the value of cerebral oximetry in additional applications, including orthopedic surgeries and geriatric surgeries, where blood flow to the brain can be compromised. In 2008, CASMED will introduce a neonatal/infant sensor, designed specifically for this fragile patient population. Targeted areas include the neonatal/infant cardiovascular OR, cardiac ICU, and the neonatal ICU.


CVOR
NICU
High Risk General Surgery
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$ MILLIONS



THE CLINICAL CHALLENGE

The brain has the highest metabolic rate of any organ in the body. With oxygen reserves of only about 8-10 seconds at normal body temperatures, it is one of the organs most vulnerable to oxygen deprivation. Brain tissue oxygen saturation values are important to clinicians because cerebral hypoxia (lack of oxygen supply to the brain) is a leading cause of neurological injuries and occurs in many surgical and clinical situations, often leading to adverse clinical outcomes such as short- or long-term brain damage, paralysis, disabilities or death.


FORE-SIGHT®
May-03
13:28:00
%SctO₂
69
AVG
May-03 14:30

"The absolute value is a big improvement over just having a trend. I particularly like the fact that I can set the left-right differential to my own preference because it allows me to intervene much faster when desaturations occur. Now that we use FORE-SIGHT at Lafayette, I wouldn't want to run a case without it."

Kevin Rivault, BS, CCP, RRT, Chief of Perfusion, Lafayette General Medical Center, Lafayette, LA

"Trend-only cerebral oximetry may be inadequate...Because the FORE-SIGHT provides an absolute value of SctO2, it is possible to establish threshold values for SctO2 to guide clinical interventions."

Gregory W. Fischer, MD, Co-Director of Cardiac Anesthesia, Mount Sinai Medical Center, New York, NY: "Recent Advances in the Application of Cerebral Oximetry in Adult Cardiovascular Surgery," *Seminars in Cardiothoracic and Vascular Anesthesia*, April 2008.

"FORE-SIGHT has improved our use of cerebral oximetry because it is reliable during the rewarming period. The absolute data measured by FORE-SIGHT has been reliable in our hands."

John C. Alexander, MD, Chief of Cardiac and Thoracic Surgery, Evanston Northwestern Healthcare, Evanston, IL

FDA APPROVED

Significantly different from other cerebral oximeters currently on the market, FORE-SIGHT is the only cerebral oximeter to have clearance from the FDA for use on neonates, infants, children and adults.



ABSOLUTE VS. TREND

The key benefit of FORE-SIGHT is its ability to deliver absolute measurements. Unlike trend-only measurements, FORE-SIGHT's absolute measurements correlate closely with jugular venous saturation readings. Absolute measurement does not require a baseline reading and sensors can be placed at any time. This allows for quick and easy assessment of cerebral oxygen saturation status, without interpretation, giving clinicians absolute confidence in the readings.


Pulse Oximetry
Absolute Cerebral Oximetry
Jugular Venous Oximetry
Oxygen Saturation %
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Arterial SaO₂ Blood Samples
Jugular Venous SjvO₂ Blood Samples
Reference SctO₂ calculated from SaO₂ and SjvO₂
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7000
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Seconds

Every patient deserves the best possible outcome. That is our core belief and our single most compelling value. It drives everything we do.



Optimizing patient care

In 1974, CASMED solved one of medicine's most perplexing problems by developing and introducing the industry's first blood pressure cuff designed specifically to meet the extreme challenges of neonatal monitoring. That was the first in a long line of innovations and market introductions to come – each one successfully elevating the standard of patient care.

That spirit of creativity and innovation – a hallmark of our company – continues today. This attribute, combined with a keen focus on niche markets, keeps us competitive and fuels our growth.

The growth of our core products – many of which are the industry's gold standards – continues to outpace the growth of the overall medical device market. This is the foundation of our stability. It supports our continual stream of technological advancements and guides our strategic product line evolution.

CASMED's products are all built on best-in-class technologies, including our own industry-leading MAXNIBP® technology as well as those of our key sourcing partners, such as Masimo SET® and Nellcor® OxiMax® pulse oximetry, Oridion Microstream® capnography, and Analogic's innovative LIFEGARD® family of non-invasive patient monitors, which we co-brand. The variety of our low acuity monitoring line strengthens our ability to leverage new market opportunities in the sub-acute and specialty patient monitoring markets.

The changing needs of the health care industry require rapid progress in training and development of talented people who can share our vision. In addition to bolstering our product line, we continue to invest in our people and in our U.S.-based manufacturing facilities, ensuring that we have the tools needed for advancement.

MARKETS AND POTENTIAL

CASMED provides best-in-class products to hospitals, emergency medical services, out-patient medical services, home care providers and original equipment manufacturers (OEMs). Products meet the needs of a full spectrum of patient populations, ranging from adults to pediatrics and neonates.


Low Acuity Products
High Acuity Products (FORE-SIGHT)
Blood Pressure Measurement Technology
Supplies/ Service

ACTUAL SIZE

FORE-SIGHT ABSOLUTE CEREBRAL OXIMETER



The world's first monitor to deliver non-invasive, continuous measurement of absolute cerebral tissue oxygen saturation in real-time. FORE-SIGHT provides information to help avert brain damage or death by allowing clinicians to identify cerebral desaturation events and intervene to reverse them. Exceptional for high-risk surgical procedures as well as for broader perioperative monitoring applications.



Skin/Scalp/Skull
Simplified scattering photon paths
Laser Light Source
Scalp Detector
Brain Detector

HOW IT WORKS

FORE-SIGHT uses CASMED's advanced LASER-SIGHT® Optical Technology to project harmless near-infrared light through the scalp and skull and into the brain. Light is reflected back to two photodiode detectors; the near detector collects light from the tissues outside the brain, while the far detector collects light from the entire deeper path of light, including the brain.

A patented algorithm utilizes data collected from these two detectors to determine oxygen saturation values specific to the brain. This information is displayed in real-time on the FORE-SIGHT monitor and updated every two seconds.

The patented LASER-SIGHT technology includes the unique use of four wavelengths of laser light to resolve all variables in the path, resulting in the ability to deliver absolute measurements.





Patient Profiles View Setup Help
Profile 1
07:28:00
09:28:00
11:28:00
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MULTI-PARAMETER VITAL SIGNS MONITORS

This family of vital signs monitors provides best-in-class non-invasive monitoring for adult, pediatric and neonatal patients. Parameters monitored include blood pressure, pulse oximetry, temperature, heart rate, respiration, capnography and cardiac output. Accurate and reliable under the most challenging conditions, they are built for transport, emergency, in-hospital use including step-down and sub-acute areas, out-patient applications, medical/surgical units, and rehabilitation.



740



750



Lifegard I



Lifegard II



Lifegard ICG

PRODUCT DISTRIBUTION MAP

CASMED products are distributed throughout the U.S. and in over 70 countries worldwide.



APNEA / CARDIO-RESPIRATORY MONITORS

Today's leading name in cardio-respiratory monitoring and infant apnea. Designed for in-hospital or home use.



Model 511



Ami® Plus

OEM NON-INVASIVE BLOOD PRESSURE TECHNOLOGY

MAXNIBP, CASMED's patented advanced motion artifact extraction, non-invasive blood pressure technology, is incorporated into multi-parameter vital signs monitors manufactured by leading companies worldwide.



DISPOSABLE AND REUSABLE BLOOD PRESSURE CUFFS AND INFUSORS

Full line of state-of-the-art blood pressure cuffs and pressure infusors offers the most variety, ease of use and patient comfort available today.





SPECIALIZED NEONATAL CARE

With a focus on maintaining delicate neonatal skin integrity, CASMED's products have a reputation as the finest on the market.



Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Effective for 2007, the Company has categorized its sales of products and services as follows:

- High acuity products – includes sales of the FORE-SIGHT® cerebral monitor and accessories.
- Low acuity products – includes sales of cardio-respiratory monitors and accessories used to monitor apnea in home-based and hospital settings; the Company's dual platform of vital signs monitors and accessories incorporating various combinations of measurement parameters for both human and veterinary use including pulse oximetry, electro-cardiography, temperature, non-invasive blood pressure, and capnography; co-branded products developed and manufactured by Analogic Corporation including vital signs monitors utilizing parameters as described above and additionally monitors which measure non-invasive cardiac output and hemodynamic status, and fetalgard monitors.
- Blood Pressure Measurement Technology – includes sales to Original Equipment Manufacturers ("OEM") of the Company's proprietary non-invasive blood pressure modules (MAXNIBP®), blood pressure cuffs and accessories for the OEM market and related license fees.
- Supplies and Service – includes sales of blood pressure cuffs and rapid infusor cuffs, neonatal intensive care supplies including electrodes and skin temperature probes, and service repair revenues.

Acquisition

On May 15, 2005, the Company purchased all the outstanding capital stock of Statcorp, Inc., a privately-owned company based in Jacksonville, Florida from its stockholders for cash. The cost of the acquisition was $5.1 million including a post-closing working capital adjustment and a purchase price adjustment based upon Statcorp's achieved sales level for the 12 months following the acquisition.

Statcorp develops, assembles and sells blood pressure cuffs and rapid infusion cuffs for worldwide use in the medical industry. The acquisition enhances the Company's position in the non-invasive blood pressure monitoring market by enabling it to offer a complete, low cost, high performance accessories solution to its customers to complement its proprietary monitoring products and OEM technologies.

Results of Operations

Year Ended December 31, 2007 Compared to
Year Ended December 31, 2006

Net income for 2007 was $306,000 or $0.03 per common share on a diluted basis compared to $1,747,000 or $0.14 per diluted common share for 2006. Pre-tax income for 2007 and 2006 were affected by $303,000 and $390,000, respectively, of stock compensation expense of which $98,000 and $343,000, respectively, was non-deductible for income tax purposes.

Operating income for 2007 was $579,000 or $1.5% of revenues compared to $2,978,000 or 8.5% of revenues for 2006. Several key factors contributed to the decrease in operating income levels during 2007 including significant investments in the cerebral oximetry market particularly in the areas of sales and marketing expenditures which increased approximately $1,300,000 over 2006 spending levels; product mix issues largely caused by reduced OEM sales which normally carry higher than average gross margin rates and international sales of Analogic products; increased manufacturing overhead costs including FORE-SIGHT cerebral oximetry start-up costs; and Sarbanes Oxley 404 internal control consulting fees of approximately $164,000. The Company generated revenues of $38,232,000 for 2007, an increase of $3,030,000 or 8.6% over revenues of $35,202,000 for 2006. The following table provides comparative results by product and geographic category:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Increase (Decrease)
Low Acuity Products	$ 18,640	$ 16,071	$ 2,569
High Acuity Products	315	-	315
Blood Pressure Measurement Technology	5,825	6,571	(746)
Supplies/Service	13,452	12,560	892
	$ 38,232	$ 35,202	$ 3,030
Domestic Sales	29,601	27,519	2,082
International Sales	8,631	7,683	948
	$ 38,232	$ 35,202	$ 3,030

Revenues for 2007 increased 8.6% or $3,030,000 to $38,232,000 from $35,202,000 for 2006. Low acuity product sales increased $2,569,000 or 16% over 2006 led by vital signs monitoring and accessories sales primarily sold to the Department of Veterans Affairs ("VA") and sales of Analogic products marketed by the Company since May 2007, partially offset by reductions in apnea monitoring products sales. High acuity products sales represent the Company's FORE-SIGHT cerebral oximetry technology launched during mid-2007.

Revenues in this category are primarily sensor related where the Company places the monitor and retains ownership of the device in exchange for commitments to purchase disposable sensors. Blood pressure measurement technology sales decreased $746,000 or 11% due to reductions in sales to a key customer, Medtronic. During January 2007, Medtronic announced a voluntary suspension of U.S. product shipments from its Physio-Control division. Despite strong fourth quarter sales which exceeded the prior year fourth quarter, overall sales to Medtronic for 2007 decreased $1,510,000 as compared to 2006. Medtronic represented approximately 11% of the Company's revenues for the full year 2006. Sales of supplies and service increased $892,000 or 7% over 2006 sales and are primarily comprised of sales of blood pressure cuffs accounting for approximately 71% of sales in this category. Sales to the U.S. market accounted for $29,601,000 or 77% of the total revenues reported for 2007, an increase of $2,082,000 or 8% over the $27,519,000 reported for 2006. International sales accounted for $8,631,000 or 23% of total revenues, an increase of $948,000 or 12% over 2006 sales levels.

Cost of sales as a percentage of net revenues increased to 64.3% for 2007 compared to 59.1% of net revenues for 2006. The increase in cost of sales as a percentage of sales for 2007 was related to a number of causes including lost gross margins on the shortfall in OEM revenues which normally carries higher gross margins than other products sold by the Company; lower margins on Analogic product sales particularly in the fourth quarter of 2007 primarily as a result of additional international business; Near-Infrared Spectroscopy ("NIRS") manufacturing start-up costs; increased indirect manufacturing overhead costs to support the Company's expanded operations; and reductions in accrued post-retirement benefit costs during 2006 for changes made to terminate the Company's plan during 2005. The Company is focusing its efforts during 2008 to achieve cost reductions to improve overall gross profit levels.

R&D expenses decreased $508,000 or 18% to $2,254,000 for 2007 from $2,762,000 for 2006. R&D expenses are reported net of reimbursements received from the National Institutes of Health ("NIH") pertaining to the Company's development of its NIRS technology. Amounts reimbursed from the NIH, including accruals, for 2007 and 2006 were $480,000 and $21,000, respectively. Increased reimbursements for 2007 reflect the fact that during September 2007 the Company was awarded a three year grant totaling approximately $2,800,000 million to support its NIRS research. R&D expenses before NIH reimbursement approximated 7.2% and 7.9%, respectively, of 2007 and 2006 revenues. Increased NIH reimbursements offset increases in project material costs, clinical evaluations and salaries and related fringe benefits.

Selling, general and administrative ("S,G&A") expenses increased $2,156,000 or 25% to $10,815,000 or 28% of revenues for 2007 from $8,659,000 or 25% of revenues for 2006. Sales and marketing expenses in 2007 pertaining to the Company's FORE-SIGHT cerebral oximeter were approximately $1,800,000 and accounted for nearly $1,300,000 or 60% of the increase in S,G&A spending. The Company also increased its investments in personnel in the areas of marketing, customer service, international sales consultants and domestic sales management in order to support the Company's growth. Additionally, increases in general insurance costs, amortization and depreciation, and employee health care costs also impacted S,G&A expenses. During 2007, the Company also incurred $164,000 in consulting fees pertaining to its Sarbanes Oxley 404 compliance efforts.

Net interest expense increased $27,000 to $275,000 for 2007 from $248,000 for 2006 as a result of borrowings on the line-of-credit facility partially offset by reductions in interest expenses associated with lower balances on the Company's Statcorp acquisition loan and the payoff of the mortgage on the Company's headquarters facility.

The income tax benefit for 2007 was $3,000 compared to income tax expense of $983,000 for 2006. The benefit for 2007 is primarily related to an exchange of $155,000 of state tax carryforwards for reduced cash receipts payable to the Company partially offset by certain non-deductible expenses including stock option compensation and entertainment costs. The provision for income taxes for 2006 represents an effective tax rate of 36% which is greater than the statutory rate primarily as a result of non-deductible stock compensation expense and state income taxes partially offset by R&D and other tax credits. The income tax benefit for 2007 represents an effective tax rate of approximately 1% resulting primarily from R&D and other tax credits.

Year Ended December 31, 2006 Compared to
Year Ended December 31, 2005

Net income for 2006 was $1,747,000 or $0.14 per common share on a diluted basis compared to $1,815,000 or $0.15 per diluted common share for 2005. Net income for 2006 was affected by $390,000 of stock compensation expense of which $343,000 was non-deductible for income tax purposes. As of January 1, 2006, the Company adopted FASB No. 123R, "Share-Based Payment". This standard required that all stock-based awards be recognized as expenses in the financial statements at the fair value of the award over their vesting term. Diluted earnings per share were reduced by $0.03 as a result. The Company's effective tax rate for 2006 approximated 36% primarily as a result of non-deductible charges.

Net revenues for 2006 increased 31% or $8,318,000 to $35,202,000 from $26,884,000 for 2005. Statcorp product sales accounted for $3,665,000 or 44% of the increase. Statcorp was acquired by the Company during May 2005. Increases in blood pressure product sales of 40%, primarily from sales of vital signs monitors and accessories to domestic accounts including the VA, a private label veterinarian distribution partner and international customers, accounted for 48% of the overall increase in revenues. Sales of OEM modules also increased, accounting for 5% of the overall growth in revenues.

Cost of products sold as a percentage of net revenues increased to 59.1% of net revenues for 2006 compared to 56.2% of net revenues for 2005. The increase for 2006 was related to the increased percentage of Statcorp revenues as a percentage of overall revenues compared to 2005 as well as increased cost of sales as a percentage of revenues on Statcorp product shipments.

R&D expenses increased $1,131,000 or 69% to $2,762,000 for 2006 from $1,631,000 for 2005. R&D expenses were reported net of reimbursements received from the NIH primarily pertaining to the Company's development of its NIRS technology. Amounts reimbursed from the NIH, including accruals, for 2006 and 2005 were $21,000 and $531,000, respectively. R&D expenses for both 2006 and 2005 before NIH reimbursement approximated 8.0% of revenues. R&D expenses before reimbursement reflected an increase of 29% for 2006 over 2005. Increased spending for salaries and related benefits, engineering project materials, facilities rental expense, clinical expenses and professional services were responsible.

Selling, General and Administrative ("S,G&A") expenses increased $1,220,000 or 16% to $8,659,000 or 25% of revenues for 2006 from $7,439,000 or 27% of revenues for 2005. Non-cash stock compensation expense accounted for $224,000 of the increase. During 2006, the Company expanded its sales and marketing personnel worldwide to support its increased sales activities and the launch of the Company's FORE-SIGHT cerebral oximeter. Increases in marketing expenses were also driven by increased travel and entertainment, sales promotion and advertising, and meetings and convention expenses. General and administrative ("G&A") expenses increased primarily as a result of additional shareholder and investor communication expenses and legal and accounting fees.

Net interest expense increased $81,000 to $248,000 for 2006 from $167,000 for 2005. Interest expense associated with the Statcorp acquisition loan accounted for $224,000 of the overall net interest expense. Mortgage related interest expense partially offset by interest income from excess cash balances primarily accounted for the remainder of the net interest expense.

Income tax expense for 2006 was $983,000 compared to income tax expense of $741,000 for 2005. The provision for income taxes for 2006 represented an effective tax rate of 36% which was greater than the statutory rate primarily as a result of non-deductible stock compensation expense and state income taxes partially offset by R&D and other tax credits. The provision for income taxes for 2005 represented an effective tax rate of approximately 29% resulting primarily from R&D and other tax credits.

Financial Condition, Liquidity and Capital Resources

The Company's cash and cash equivalents were $667,000 at December 31, 2007 compared to $1,335,000 at December 31, 2006. Working capital increased $1,292,000 to $10,388,000 at December 31, 2007 from $9,096,000 at December 31, 2006. The Company's current ratio declined slightly to 2.63 to 1 from 2.81 to 1.

Net cash used by operating activities for 2007 was $3,178,000 compared to cash provided of $282,000 for the prior year. The change was primarily due to increases in inventories and decreases in accounts payable and accrued expenses which were partially offset by income before depreciation, amortization and stock compensation costs. Increases in inventory were largely driven by the Company's investments in cerebral oximetry related materials and inventories to support the Company's agreement with Analogic Corporation.

Net cash provided by investing activities was $1,124,000 for 2007 compared to cash used of $1,500,000 for 2006. Proceeds of $2,792,000 were realized from the sale of the Company's headquarters during September 2007. The Company made $1,188,000 of capital expenditures during 2007 compared to $1,042,000 for 2006. Equipment purchases during 2007 were driven by FORE-SIGHT cerebral oximeter demonstration equipment and clinical research units, information technology, manufacturing equipment and furniture and fixtures and leasehold improvements pertaining to the Company's expansion of its adjacent facilities. Cash used for investing activities in 2006 included $1,042,000 for manufacturing equipment, leasehold improvements commensurate with the expansion of the Company's adjacent leased space, engineering equipment and enhancements to the Company's IT infrastructure. During 2007, the Company paid $480,000 to purchase intangible assets including

$220,000 for Analogic contract fees and $89,000 for patents and trademarks.

Net cash provided by financing activities was $1,387,000 for 2007 compared to $659,000 for 2006. Advances from the Company's line-of-credit of $2,249,000 were primarily responsible for the increase in cash provided by financing activities for 2007. The Company also received $419,000 of tax benefits from the exercise of warrants, $411,000 from insurance notes and $232,000 of proceeds from the exercise of stock options and warrants. During 2007, the Company repaid $587,000 of long-term debt and $408,000 of insurance notes and retired its mortgage debt of $929,000 upon the sale of its headquarters.

As a result of the exercise of warrants to purchase the Company's common stock during 2007 by a certain former director and the Company's Chairman of the Board of Directors, the Company has recorded a reduction in its current federal and state income taxes payable in the amount of $419,000. Further, at December 31, 2007, the Company had recoverable income taxes of $230,000 which consisted primarily of state R&D tax credit refunds.

On February 11, 2008, the Company amended and restated its existing line of credit with NewAlliance Bank (the "Bank"). The Company entered into a new Commercial Loan Agreement (the "Loan Agreement") and related Commercial Revolving Promissory Note (the "Note") which provide for borrowings on a revolving basis, at the Bank's discretion, in an amount up to $10,000,000. Loans in excess of $2,000,000 up to $10,000,000 can be made only if the maximum principal amount outstanding does not exceed a borrowing base equal to the sum of (i) 75% of eligible receivables (as defined in the Loan Agreement) and (ii) the lesser of $2,500,000 or 30% of eligible inventory (as defined in the Loan Agreement). Interest on the outstanding loans pursuant to the Note is at the Prime Rate (as defined in the Loan Agreement) minus 0.5%. Borrowings under the Loan Agreement and the Note are secured by a first priority lien in all the business assets of the Company pursuant to a Security Agreement (the "Security Agreement"). The Loan Agreement, which contains customary non-financial covenants and financial covenants consisting of a debt service coverage ratio and a debt to tangible net worth ratio, expires on the final maturity date of May 1, 2009.

During 2008, the Company intends to significantly increase its spending associated with the NIRS based FORE-SIGHT Cerebral Oximeter launched in the U.S. during mid-2007. Such spending includes additional R&D, expanded clinical studies, sales and marketing expenses and capital expenditures. The Company expects to launch the FORE-SIGHT Cerebral Oximeter outside of the U.S. during early 2008. During February 2008, the Company received FDA 510(k) clearance for expanded use of its FORE-SIGHT Cerebral Oximeter sensor to include the neonatal patient population. As a result, the Company plans to establish a U.S. direct sales force during 2008 dedicated to the sales of its FORE-SIGHT monitoring products into various neonatal and infant settings including neonatal/infant cardiovascular operating rooms, cardiac intensive care units and neonatal intensive care units.

The Company believes that its sources of funds consisting of cash and cash equivalents, cash flow from operations and funds available from the revolving credit facility will be sufficient to meet its current and expected short-term requirements. Management believes that, if needed, it would be able to find additional sources of funds on commercially acceptable terms which may be required to support the Company's long-term initiatives.

On January 31, 2007, the Company entered into a five-year agreement effective July 1, 2007 to lease approximately 13,000 square feet of office space adjacent to two of the Company's other facilities. The lease provides for average annual base rent of $114,000 and requires the Company to pay its proportionate share of annual operating expenses including utilities, insurance, taxes and maintenance.

On September 6, 2007, the Company closed the sale and leaseback of its headquarters and manufacturing facility in Branford, Connecticut, (the "Property") which comprises approximately 24,000 square feet of office and manufacturing space. Net proceeds from the sale were $2,791,529 of which $928,872 was used to retire the related outstanding mortgage

The following table sets forth a summary of the Company's cash commitments under contractual obligations as of December 31, 2007:

Contractual Obligations	Total	One Year or Less	2 – 4 Years	5 – 7 Years	More Than Seven Years
Long-term debt	$ 2,900,013	$ 577,453	$ 1,959,849	$ 362,711	$ -
Notes payable	71,537	71,537	-	-	-
Operating leases	3,335,898	561,792	1,204,409	852,897	716,800
	$ 6,307,448	$ 1,210,782	$ 3,164,258	$ 1,215,608	$ 716,800

debt. The gain of $1,346,373 realized on the sale has been deferred and will be recognized in operations against rent expense over the term of the lease. The lease has an initial term of ten years expiring on September 6, 2017 and an option for two additional five-year periods. The lease provides for an annual base rent in years one through five of $244,800 and $268,800 in years six through ten. The Company will recognize rent expense on a straight-line basis over the ten years. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses. Further, the Company is required to maintain at least $600,000 in cash and cash equivalents (increasing at 3% per annum) and net current assets of not less than $3,600,000.

In addition, the Company has a right of first offer to lease any additional space or building built by the lessor on the Property, subject to certain restrictions. The Company also has the right to require the lessor to build an addition or additional building ("Expansion Premises"), subject to certain restrictions. Upon the delivery of any Expansion Premises, the term of the Lease would extend for a ten year term. The base rent for the Expansion Premises shall be the greater of the then prevailing market rent or an amount equal to a return on actual costs of construction of the greater of 250 basis points over the rate on ten year U.S. Treasury Notes, or 8%. Upon delivery of the Expansion Premises, the lessor would assume obligations under the Company's leases of its two adjacent properties, in exchange for a payment equal to three months rent and certain unamortized costs incurred in these facilities.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than operating leases for office and warehouse space.

Critical Accounting Policies

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States. In preparing the financial statements, the Company is required to make estimation judgments. Such judgments are based upon historical experience and certain assumptions that are believed to be reasonable in the particular circumstances. Those judgments affect both balance sheet and income statement accounts and disclosures. The Company evaluates its assumptions on an ongoing basis by comparing actual results with its estimates. Actual results may differ from the original estimates. The following accounting policies are those that the Company believes to be most critical to the preparation of its financial statements.

Inventory Valuation – The Company's inventories are stated at the lower of cost or market. The Company provides allowances on inventories for any material that has become obsolete or may become unsaleable based on estimates of future demand and sale price in the market. Judgments with respect to salability and usage of inventories, estimated market value, and recoverability upon sale are complex and subjective. Such assumptions are reviewed periodically and adjustments are made, as necessary, to reflect changed conditions. There were no significant write-offs for any period presented.

Deferred Income Tax Assets – The Company has recorded deferred income tax assets for the estimated benefit of future tax deductions on inventories, property and equipment, retirement benefit obligation and other accruals and various tax credits. Based on the Company's projection of future taxable income and certain prudent tax planning strategies, management believes its deferred income tax assets will be realized. Should circumstances change and the Company determine that some or all of the deferred income tax assets would not be realized, a valuation allowance would be recorded resulting in a charge to operations in the period the determination is made.

Accrued Warranty Costs – The Company warranties its products for up to three years and records the estimated cost of such product warranties at the time the sale is recorded. Estimated warranty costs are based upon actual past experience of product returns and the related estimated cost of labor and material to make the necessary repairs. Warranty costs have not been material to operating results over the past several years. However, if actual future product return rates or the actual costs of material and labor differ from the estimates, adjustments to the accrued warranty liability would be made. To date, product warranty costs have not been significant.

Recent Accounting Pronouncements

Recent accounting pronouncements potentially affecting the Company's future financial statements are described under the caption, "New accounting pronouncements" in Note 3 – Summary of Significant Accounting Policies. In summary, there are no new pronouncements which are likely to materially impact the Company's financial statements.

Quantitative and Qualitative Disclosures About Market Risk

The Company has certain exposures to market risk related to changes in interest rates. The Company has an outstanding line-of-credit agreement, under which there were borrowings of $2,249,349 at December 31, 2007. The line-of-credit agreement, amended as of February 11, 2008, bears interest at variable rates based on prime rate indices. The Company holds no derivative securities for trading purposes and is not subject in any material respect to currency or other commodity risk.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
CAS Medical Systems, Inc.

We have audited the accompanying consolidated balance sheets of CAS Medical Systems, Inc. (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 and in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2006, the Company adopted Financial Accounting Standard Board Statement No. 123 (Revised 2004) – *Share-Based-Payment*. Also, as discussed in Note 3, the Company adopted FIN 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*, effective January 1, 2007.

UHY LLP

UHY LLP

New Haven, Connecticut
March 18, 2008

Consolidated Balance Sheets

As of December 31, 2007 and 2006

Assets	2007	2006
CURRENT ASSETS:		
Cash and cash equivalents	$ 666,722	$ 1,334,535
Accounts receivable, less allowance of $125,000 in 2007 and $75,000 in 2006	4,947,300	4,906,303
Recoverable taxes receivable	230,458	320,943
Inventories	10,021,118	6,808,193
Deferred income taxes	474,265	329,458
Other current assets	414,204	408,171
Total current assets	16,754,067	14,107,603
PROPERTY AND EQUIPMENT:		
Land	-	535,000
Buildings and improvements	-	1,504,965
Leasehold improvements	266,493	158,151
Machinery and equipment	5,061,262	4,661,643
	5,327,755	6,859,759
Accumulated depreciation and amortization	(2,987,030)	(3,535,915)
Property and equipment, net	2,340,725	3,323,844
INTANGIBLE AND OTHER ASSETS, net	846,602	457,352
GOODWILL	3,379,021	3,379,021
DEFERRED INCOME TAXES	567,971	175,611
Total assets	$ 23,888,386	$ 21,443,431

Liabilities and Shareholders' Equity		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 577,453	$ 609,615
Notes payable	71,537	69,241
Line-of-credit	2,249,349	-
Accounts payable	2,505,460	3,228,265
Accrued expenses	962,154	1,104,726
Total current liabilities	6,365,953	5,011,847
LONG-TERM DEBT, less current portion	2,322,561	3,806,587
DEFERRED GAIN ON SALE AND LEASEBACK OF PROPERTY	1,303,338	-
INCOME TAXES PAYABLE	145,125	-
COMMITMENTS (Note 12)	-	-
SHAREHOLDERS' EQUITY:		
Series A cumulative convertible preferred stock, $.001 par value per share, 1,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $.004 par value per share, 40,000,000 shares authorized, 10,984,785 and 10,679,307 shares issued as of December 31, 2007 and 2006, respectively, including shares held in treasury	43,575	42,717
Common stock held in treasury, at cost – 86,000 shares	(101,480)	(101,480)
Additional paid-in capital	5,889,007	4,935,538
Retained earnings	7,920,307	7,748,222
Total shareholders' equity	13,751,409	12,624,997
Total liabilities and shareholders' equity	$ 23,888,386	$ 21,443,431

SEE ACCOMPANYING NOTES.

Consolidated Statements of Operations

For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Net Sales	$ 38,232,405	$ 35,202,011	$ 26,884,421
Cost Of Sales	24,584,807	20,802,677	15,092,322
Gross Profit	13,647,598	14,399,334	11,792,099
OPERATING EXPENSES:			
Research And Development	2,253,512	2,762,269	1,630,681
Selling, General And Administrative	10,815,248	8,658,812	7,438,511
Total Operating Expenses	13,068,760	11,421,081	9,069,192
OPERATING INCOME	578,838	2,978,253	2,722,907
Interest Expense, Net	274,977	248,404	166,613
INCOME BEFORE INCOME TAXES	303,861	2,729,849	2,556,294
Income Taxes (Benefit)	(2,599)	983,148	741,120
Net Income	$ 306,460	$ 1,746,701	$ 1,815,174
NET INCOME PER COMMON SHARE:			
Basic	$ 0.03	$ 0.17	$ 0.18
Diluted	$ 0.03	$ 0.14	$ 0.15
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:			
Basic	10,696,217	10,373,225	9,941,670
Diluted	12,211,694	12,147,373	11,729,347

SEE ACCOMPANYING NOTES.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2007, 2006 and 2005

	Common Stock						
	Issued		Held In Treasury		Paid-In	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2004	9,959,173	$ 39,837	86,000	($101,480)	$3,031,387	$ 4,186,347	$ 7,156,091
Net income						1,815,174	1,815,174
Common stock issued upon exercise of stock options	124,375	498			99,063		99,561
Common stock issued under stock purchase plan	30,312	121			46,461		46,582
BALANCE, December 31, 2005	10,113,860	40,456	86,000	(101,480)	3,176,911	6,001,521	9,117,408
Net income						1,746,701	1,746,701
Common stock issued upon exercise of stock options and warrants	493,425	1,973			401,349		403,322
Common stock issued under stock purchase plan	25,022	100			101,341		101,441
Tax benefit from exercise of warrants					865,842		865,842
Restricted stock issued under equity incentive plans	47,000	188			(188)		-
Stock compensation					390,283		390,283
BALANCE, December 31, 2006	10,679,307	42,717	86,000	(101,480)	4,935,538	7,748,222	12,624,997
Adoption of FIN 48						(134,375)	(134,375)
Net income						306,460	306,460
Common stock issued upon exercise of stock options and warrants	192,824	771			116,391		117,162
Common stock issued under stock purchase plan	21,654	87			114,543		114,630
Tax benefit from exercise of warrants					419,399		419,399
Restricted stock issued under equity incentive plans	91,000	-			-		-
Stock compensation					303,136		303,136
BALANCE, December 31, 2007	10,984,785	$ 43,575	86,000	($101,480)	$ 5,889,007	$ 7,920,307	$13,751,409

SEE ACCOMPANYING NOTES.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
OPERATING ACTIVITIES:			
Net income	$ 306,460	$ 1,746,701	$ 1,815,174
Adjustments to reconcile net income to net cash (used) provided by operating activities:			
Depreciation and amortization	816,286	516,150	542,073
Deferred income taxes	(537,167)	37,813	36,940
Provision for doubtful accounts	50,000	-	4,000
Stock compensation	303,136	390,283	-
Amortization of gain on sale and leaseback	(43,035)	-	-
Curtailment gain on retirement benefit plan	-	-	(400,739)
Changes in operating assets and liabilities:			
Accounts receivable	(90,997)	(1,687,340)	126,558
Recoverable income taxes	90,485	(320,943)	-
Inventories	(3,212,925)	(1,215,386)	(1,409,062)
Other current assets	(6,033)	86,011	(122,462)
Accounts payable and accrued expenses	(865,377)	1,097,560	544,296
Income taxes	10,750	(18,999)	-
Retirement benefit obligation	-	(349,567)	13,318
Net cash (used) provided by operating activities	(3,178,417)	282,283	1,150,096
INVESTING ACTIVITIES:			
Purchases of intangible assets	(479,543)	(157,561)	(299,214)
Proceeds from sale of property	2,791,529	-	-
Purchase of business, net of cash acquired of $250,060 in 2005	-	(300,000)	(4,524,249)
Purchases of property and equipment	(1,188,030)	(1,042,143)	(656,896)
Net cash provided (used) by investing activities	1,123,956	(1,499,704)	(5,480,359)
FINANCING ACTIVITIES:			
Borrowings under notes payable	410,639	312,182	292,267
Repayments of notes payable	(408,343)	(449,300)	(85,908)
Borrowings from line-of-credit, net	2,249,349	-	-
Proceeds from long-term debt agreement	-	-	4,200,000
Repayments of long-term debt	(1,516,188)	(574,115)	(303,107)
Tax benefit from exercise of warrants	419,399	865,842	-
Proceeds from issuance of common stock	231,792	504,763	146,143
Net cash provided by financing activities	1,386,648	659,372	4,249,395
Net change in cash and cash equivalents	(667,813)	(558,049)	-(80,868)
Cash and cash equivalents, beginning of year	1,334,535	1,892,584	1,973,452
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 666,722	$ 1,334,535	$ 1,892,584
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for interest	$ 263,732	$ 247,663	$ 148,656
Cash paid during the year for income taxes	$ 13,934	$ 417,710	$ 1,164,873

SEE ACCOMPANYING NOTES.

Notes to Consolidated Financial Statements

1. The Company

CAS Medical Systems, Inc. ("CASMED") and its wholly-owned subsidiary, Statcorp, Inc. ("Statcorp") operate as one reportable business segment. Together, CASMED and Statcorp (the "Company") develop, manufacture and distribute diagnostic equipment and medical products for use in the healthcare and medical industry. These products are sold by the Company through its own sales force, via distributors and manufacturers representatives under contract, and pursuant to original equipment manufacturer ("OEM") agreements both internationally and in the United States. The Company's operations and manufacturing facilities are located in the United States. No customer accounted for more than 10% of revenues during 2007. During 2006 and 2005, the Company had sales to one customer which approximated 11% and 14%, respectively, of net revenues. The Company generated revenues from international sales of approximately $8.6 million in 2007, $7.7 million in 2006 and $5.0 million in 2005. In the normal course of business, the Company grants credit to customers and does not require collateral. Credit losses are provided for in the period the related sales are recognized based on experience and an evaluation of the likelihood of collection. Credit losses have been within management's expectations.

2. Acquisition

On May 15, 2005, CAS Medical purchased all the outstanding capital stock of Statcorp. Statcorp develops, assembles and sells blood pressure cuffs and rapid infusion cuffs for worldwide use in the medical industry. The acquisition enhances CAS Medical's position in the non-invasive blood pressure monitoring market by enabling it to offer a complete, low cost, high performance accessories solution to its customers to complement its proprietary monitoring products and OEM technologies. The cost of the Statcorp acquisition has been allocated to the assets acquired and the liabilities assumed based on an internal valuation of their estimated fair values as follows:

Cash	$ 250,060
Accounts receivable	420,354
Inventories	1,521,059
Other current assets	16,353
Property and equipment	243,646
Intangible assets, other than goodwill	3,926
Goodwill	3,079,021
Accounts payable	(579,067)
Accrued expenses	(46,053)
Income taxes	(62,563)
Deferred income taxes	(56,455)
Capital lease obligations	(15,972)
	$ 4,774,309

During the quarter ended September 30, 2006, the Company paid a purchase price adjustment of $300,000 based on Statcorp's achieved sales level for the 12 months following its acquisition. The additional consideration paid has been charged to goodwill. None of the goodwill is expected to be deductible for tax purposes. The consolidated results of operations include Statcorp from its acquisition date.

Unaudited pro forma results, assuming the acquisition of Statcorp occurred as of January 1, 2005 follow:

Net sales	$ 29,676,900
Net income	$ 1,995,500
Per share:	
Basic	$ 0.20
Diluted	$ 0.17

3. Summary Of Significant Accounting Policies

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates that are particularly sensitive to change in the near term are the inventory valuation allowances, capitalized software development costs, allowance for doubtful accounts and warranty accrual. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of CASMED and its wholly-owned subsidiary. All intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company has deposits in a limited number of financial institutions with federally insured limits. Cash (including cash equivalents) at these institutions is normally in excess of the insured limits. However, the Company believes that the institutions are financially sound and there is only nominal risk of loss.

INVENTORIES

Inventories are stated at the lower of first-in, first-out cost or market.

PROPERTY AND EQUIPMENT

Property and equipment, including leasehold improvements, are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, which range from two to five years for machinery and equipment, and twenty years for building and improvements. Leasehold improvements are amortized over the life of the improvement or the lease term, whichever is shorter. Maintenance and repairs are charged to expense when incurred.

Depreciation and amortization expense on property and equipment was $750,411 in 2007, $455,755 in 2006 and $431,129 in 2005.

LONG-LIVED ASSETS

The Company reviews its long-lived assets including goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company believes that the carrying amounts of its long-lived assets are fully recoverable. Accordingly, no impairment loss has been reflected in the Company's reported results of operations for any year presented.

INTANGIBLE AND OTHER ASSETS

Intangible and other assets consist of:

	2007	2006
Patents and other assets	$ 577,481	$ 162,668
Patents pending	161,249	317,020
Purchased technology	254,393	33,893
Capitalized software	160,063	160,063
Deferred finance charges	-	26,484
	1,153,186	700,128
Accumulated amortization	(306,584)	(242,776)
	$ 846,602	$ 457,352

Intangible and other assets are stated at cost. Patents are amortized over their estimated useful lives which range from 1 to 17 years. Purchased technology is amortized over five years. Costs associated with the development of new external use software products are expensed as incurred until technological feasibility has been established in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Technological feasibility is demonstrated by the completion of a detailed design plan. Capitalization ceases when the product is available for general release to customers. Capitalized costs are amortized over their estimated 3 year useful lives. Deferred financing costs were amortized over the term of the related debt. Amortization expense was $63,808 in 2007, $60,395 in 2006 and $110,944 in 2005.

Approximate amortization expense of intangible assets as of December 31, 2007 over the next five years follows:

2008	$ 73,200
2009	63,600
2010	39,400
2011	26,900
2012	18,900
	$ 222,000

REVENUE AND ACCOUNTS RECEIVABLE RECOGNITION

Revenue from sales and accounts receivable are recognized when evidence of an arrangement exists, delivery has occurred based upon shipping terms, the selling price is fixed and determinable, and collectability is reasonably assured. Terms of sale for most domestic sales are FOB origin and for most international sales are EX-Works reflecting that ownership and risk of loss are assumed by the buyer at shipping point. In addition, the Company has certain agreements with its customers to ship FOB destination reflecting that ownership and risk of loss are assumed by the buyer upon delivery. While the Company accepts returns of products from its customers from time to time for various reasons including defective goods, order entry, shipping or other errors, the Company's business practices do not include providing right of return at the time of sale. Historically, such returns have not been significant. The Company has entered into agreements with several customers to provide them with price rebates based upon their level of purchases. Rebates are accrued by the Company as a reduction in net sales as they are earned by customers. Payment terms range from prepayment to net sixty days depending upon certain factors including customer credit worthiness, geographical location and customer type (i.e., end-user, distributor, government or private entity) and also includes irrevocable letters of credit for certain international shipments. Price discounts that may be taken by customers under contractual arrangements for payment of invoices within specified periods are recorded as reductions to net sales. Further, the Company accrues expected payment discounts based upon specific customer accounts receivable balances. The Company does not incur post shipment obligations with the exception of product warranties which are generally fulfilled from the Company's corporate facilities and which costs are not material relative to the sale of the product. Accounts receivable are charged to the allowance for doubtful accounts when deemed uncollectible.

INCOME TAXES

The Company recognizes deferred income tax assets and liabilities for future tax consequences resulting from differences between the book and tax bases of existing assets and liabilities. A valuation allowance is provided for that portion of deferred income tax assets which may not be realized.

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, the classification of current and deferred income tax assets and liabilities, the accounting for interest and penalties associated with tax positions, the accounting for income taxes in interim periods, and income tax disclosures. In conjunction with the adoption of FIN 48, the Company recognized non-current liabilities of $134,375 for uncertain tax positions with a charge to retained earnings. There was no effect on operating results or cash flows.

The Company files U.S. Federal and multiple state income tax returns. With few exceptions, the Company's tax returns have been examined for years prior to 2004. During 2006, an examination of the Company's 2004 U.S. Federal income tax return was completed. There was no material effect on the Company's financial statements. Interest and penalties related to uncertain tax positions are classified with income taxes.

During 2007 and 2006, warrants to purchase 164,599 and 257,600 shares, respectively, of the Company's common stock were exercised, including those held by a former outside director and the Chairman of the Board of Directors of the Company. The exercise of the warrants resulted in income tax deductions in excess of compensation expense recognized of $1,140,573 in 2007 and $2,735,875 in 2006. Such amounts are included in the taxable income of the applicable individuals and deducted by the Company for federal and state income tax reporting purposes. As a result, the Company has reduced its current federal and state income tax obligations by $419,399 in 2007 and $865,842 in 2006 and credited additional paid-in-capital.

WARRANTY COSTS

The Company warrants some of its products against defects and failures for up to three years and records the estimated cost of such warranties at the time the sale is recorded. Estimated warranty costs are based upon actual past experiences of product returns and the related estimated cost of labor and material to make the necessary repairs.

A summary of the changes in the Company's warranty accrual follows:

	2007	2006
Beginning balance	$ 50,000	$ 122,000
Provision (reversal for change in estimate)	185,962	(22,214)
Warranty costs incurred	(185,962)	(49,786)
Ending balance	$ 50,000	S 50,000

RESEARCH AND DEVELOPMENT COSTS

The Company expenses all research and development costs as incurred. Research and development includes, among other expenses, direct costs for salaries, employee benefits, professional services, materials and facility related expenses.

The Company has received various grants which support its research and development efforts. In accordance with the terms of these grants, the Company is being reimbursed for certain qualifying expenditures under the agreement. Funding provided to the Company is being recorded as a reduction of R&D expenses. The Company recognizes the reimbursement on an accrual basis as the qualifying costs are incurred.

ADVERTISING COSTS

Non-direct response advertising costs are expensed as incurred and include product promotion, samples, meetings and conventions, and print media. Advertising expense was $990,000 in 2007, $667,000 in 2006 and $594,000 in 2005.

EARNINGS PER COMMON SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share assumes the exercise or conversion of dilutive securities using the treasury stock method.

A summary of the denominators used to compute basic and diluted earnings per share follow:

	2007	2006	2005
Weighted average shares outstanding, net of restricted shares – used to compute basic earnings per share	10,696,217	10,373,225	9,941,670
Dilutive effect of restricted shares, and outstanding warrants and options	1,515,477	1,774,148	1,787,677
Weighted average shares of dilutive securities outstanding – used to compute diluted earnings per share	12,211,694	12,147,373	11,729,347

STOCK-BASED COMPENSATION
Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement No. 123 (Revised 2004) – "Share-Based Payment" ("FAS 123R") using the modified-prospective transition alternative. Under this method, compensation cost is recognized for all share-based payments granted, modified or settled after January 1, 2006, as well as for any unvested equity awards that were granted prior thereto. Compensation cost for the unvested awards granted prior to January 1, 2006 is recognized using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under FAS No. 123, "Accounting for Stock-Based Compensation," prior to its revision.

Prior to January 1, 2006, the Company accounted for its stock options under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based compensation cost was recognized in operations since all options granted had an exercise price equal to the market price of the underlying common stock on the date of grant. The effect of adopting 123R was to increase compensation cost and reduce income before income taxes by $390,000 and net income by $373,000 for 2006 ($0.04 and $0.03 per basic and diluted share). The effect on 2007 was a reduction in income before income taxes of $303,000 and net income of $229,000 ($0.02 per basic and diluted share). The stock compensation cost was largely not deductible for income tax purposes; there was no effect on cash flows.

Pro forma information using the fair value method to record stock-based compensation cost follows:

	2005
NET INCOME:	
As reported	$ 1,815,174
Compensation expense for stock options based on fair value	485,393
Pro forma	$ 1,329,781
EARNINGS PER SHARE	
As reported – Basic	$ 0.18
Pro forma – Basic	0.13
As reported – Diluted	0.15
Pro forma – Diluted	0.11

As of December 31, 2007, the unrecognized stock-based compensation cost related to non-vested stock awards was $668,949. Such amount, reduced for forfeitures, will be recognized in operations over a weighted average period of 2.1 years.

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. Similar to other option pricing models, the Black-Scholes model requires the input of highly subjective assumptions which may materially affect the estimated fair value of the Company's stock options. The following weighted-average assumptions were used for grants in 2007, 2006 and 2005: risk-free interest rates of 4.6%, 4.4% and 4.4%; expected lives of 4.2 years, 7.0 years and 7.0 years; dividend yield of 0%; and expected volatility of 115%, 130% and 130%. Risk-free interest rates approximate U.S. Treasury yields in effect at the time of the grant. The expected lives of the stock options are determined using historical data adjusted for the estimated exercise dates of unexercised options. Volatility is determined using both current and historical implied volatilities of the underlying stock which is obtained from public data sources.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying value of long-term debt approximates its fair value based on current market conditions and risks. The carrying amounts of the Company's other financial instruments approximate their fair value.

NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. This statement simplifies and codifies fair value related guidance previously issued and is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not believe that SFAS 157 will significantly impact its financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Liabilities—Including an amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards which requires assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS159, a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Eligible items include, but are limited to, accounts receivable, accounts payable, and issued debt. If elected, SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect of adopting SFAS 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company will adopt SFAS 141(R) in the first quarter of 2009 and apply its provisions to any acquisition after the adoption date.

4. Allowance For Doubtful Accounts

Changes in the allowance for doubtful accounts follow:

	2007	2006
Balance at beginning of year	$ 75,000	$ 75,000
Provision	58,000	27,000
Accounts written off	(8,000)	(27,000)
Balance at end of year	$ 125,000	$ 75,000

5. Inventories

Inventories consist of:

	2007	2006
Raw materials	$ 7,481,065	$ 5,161,884
Work in process	187,134	99,663
Finished goods	2,352,919	1,546,646
	$ 10,021,118	$ 6,808,193

6. Financing Arrangements

LINE-OF-CREDIT

During October 2006, the Company extended the maturity date of its line-of-credit with its bank to May 1, 2008. Borrowings under the line-of-credit are payable on demand and bear interest at the one-month London Inter-bank Offering Rate ("LIBOR") plus 225 basis points (6.88% at December 31, 2007). Under the terms of the related agreement, the Company is permitted to borrow based on accounts receivable and inventories according to pre-established criteria. The maximum available borrowings under the line of credit agreement at December 31, 2007 were $5,000,000.

Subsequent to December 31, 2007, the Company amended and restated its line-of-credit agreement with its bank. On February 11, 2008, the Company entered into a new loan agreement under which the Company is permitted to borrow up to a maximum of $10,000,000 subject to meeting certain pre-established accounts receivable and inventory criteria when borrowings reach $2,000,000. Loans in excess of $2,000,000 up to $10,000,000 can be made only if the maximum principal amount outstanding does not exceed a borrowing base equal to the sum of (1) 75% of eligible accounts receivable, as defined and (2) the lesser of $2,500,000 or 30% of eligible inventory, as defined. Further, the Company is required to meet customary non-financial covenants and financial covenants consisting of a debt service coverage ratio and a debt to tangible net worth ratio. The agreement expires on May 1, 2009.

NOTES PAYABLE

The Company financed the premiums for its directors and officers and property casualty insurance policies with short-term borrowings of $410,639 in 2007, $312,182 in 2006 and $292,267 in 2005. The outstanding balance as of December 31, 2007 is due in monthly installments including interest at 5.89% and 6.25%, respectively, and expires at varying times to June 2008.

LONG-TERM DEBT

Long-term debt consists of:	2007	2006
Mortgage payable to a bank (Paid prior to maturity in 2007)	$ -	$ 972,273
Note payable to a bank in monthly installments of $61,533, including interest at 6.0%to May 2012	2,900,014	3,443,929
	2,900,014	4,416,202
Less current portion	577,453	609,615
	$ 2,322,561	$ 3,806,587

Scheduled principal maturities of long-term debt follow:

2008	577,453
2009	614,067
2010	652,482
2011	693,300
2012	362,712
	$ 2,900,014

COLLATERAL AND COVENANTS

Substantially all assets are pledged as collateral for long-term debt and borrowings under the line-of-credit. In addition, the Company is required to meet, among others, debt service and debt to equity covenants. The Company was in compliance with such covenants as of December 31, 2007.

7. Accrued Expenses

Accrued expenses consist of:

	2007	2006
Payroll	$ 212,716	$ 185,143
Professional fees	119,681	181,980
Warranty	50,000	50,000
Contract fees	130,500	-
Bonuses	146,110	350,010
Customer refunds	-	44,722
Other	303,147	292,871
	$ 962,154	$ 1,104,726

8. Share-Based Payment Plans

Under the CAS Medical Systems, Inc. 2003 Equity Incentive Plan (the "Incentive Plan") 1,000,000 shares of common stock have been reserved for issuance. Awards that may be granted under the Incentive Plan include options, restricted stock, restricted stock units, and other stock-based awards. The purposes of the Incentive Plan are to make available to our key employees and directors, certain compensatory arrangements related to growth in the value of our stock so as to generate an increased incentive to contribute to the Company's financial success and prosperity; to enhance the Company's ability to attract and retain exceptionally qualified individuals whose efforts can affect the Company's financial growth and profitability; and align in general the interests of our employees and directors with the interests of our stockholders. The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which in turn determines the employees, officers and directors to receive awards and the terms and conditions of these awards.

As of December 31, 2006, 449,750 shares were available for issuance under the Incentive Plan. During 2007, under the Incentive Plan, options for 15,000 shares of common stock were granted to the Company's employees. Further, 91,000 shares of restricted stock were issued during 2007 to employees and members of the Board of Directors. As such, 343,750 shares of common stock remain available for issuance under the Incentive Plan as of December 31, 2007.

As of December 31, 2007, options to purchase 143,500 shares remain outstanding under the 1994 Employees Incentive Stock Option Plan (the "1994 Plan"). The 1994 Plan expired during 2003 and, as such, there are no further options available for issuance under the 1994 Plan.

A summary of the Company's stock option plans and changes during the years follow:

	2007			2006		
	Option Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Option Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at beginning of year	537,650	$ 1.98		803,575	$ 1.73	
Granted	15,000	5.64		10,000	9.49	
Exercised	(28,225)	1.54		(235,925)	1.03	
Canceled	-	0.00		(40,000)	4.26	
Outstanding at end of year	524,425	2.11	$ 3.39	537,650	1.98	$ 6.02
Exercisable at end of year	509,425	2.01	3.49	408,900	1.65	6.35
Vested or expected to vest at end of year	514,425	2.06	$ 3.39	535,392	1.98	$ 6.02
Weighted average grant-date fair value of options granted during the year		$ 5.11			$ 8.83	

The weighted-average grant date fair value of stock options granted was $5.11 in 2007 and $8.83 in 2006. The total intrinsic value of stock options exercised was $143,821 in 2007 and $1,781,081 in 2006. The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the option exercise price.

Additional information about stock options outstanding and exercisable at December 31, 2007 follows:

Range of Exercise Prices	Number Outstanding	Weighted Remaining Contractual Life in Years	Average Exercise Price	Number Exercisable	Average Exercise Price
$ 0.53 - $ 0.67	73,500	4.2	$ 0.56	73,500	$ 0.56
0.70 - 0.82	70,000	5.4	0.77	70,000	0.84
1.37 - 2.30	183,425	7.5	1.71	183,425	1.71
2.50 - 4.65	182,500	8.5	3.36	182,500	3.36
4.99 - 6.93	15,000	9.5	5.64	-	
$ 0.53 - $ 6.93	524,425	7.1	$ 2.11	509,425	$ 2.01

During 2007, the Company issued an aggregate of 79,000 shares of restricted stock to employees and 12,000 shares of restricted stock to certain members of the Board of Directors under the Incentive Plan. The restricted stock issued to employees during 2007 vests thirty-six months from date of grant while the restricted stock issued to members of the Board of Directors vests ratably over twelve months from date of grant. The weighted average value of the restricted stock was $6.38 per share and the aggregate fair value of the stock issued based on the closing market price on the date granted was $580,800. The fair value of the restricted common shares was estimated based upon the market value of the common stock on the date of issuance.

As of December 31, 2007, 135,000 shares of non-vested restricted common stock issued to date remain outstanding. Stock compensation expense of $252,457 has been recognized to December 31, 2007 related to restricted shares granted in 2007 and in prior years. The unamortized stock compensation expense associated with the restricted shares at December 31, 2007 was $614,103 and will be recognized ratably through 2010.

Warrants to purchase 1,064,401 shares of common stock at a weighted average exercise price of $0.50 per share were outstanding at December 31, 2007. These warrants have no specific expiration date and have an exercise price range of $0.30 to $1.44 per share. Included in the outstanding warrants at December 31, 2007 is a warrant issued to the Company's Chairman of the Board of Directors and former President and CEO during 1998 to purchase 100,000 shares of the Company's common stock at $1.00 per share. This warrant is exercisable solely in the event of a change of control of the Company, as defined.

During 2007, a former director and the Company's Chairman of the Board of Directors exercised warrants to purchase a total of 164,599 shares of common stock at a weighted average exercise price of $0.45 per share.

Under the CAS Medical Systems, Inc. Employee Stock Purchase Plan (the "Purchase Plan") 150,000 shares of common stock have been reserved for issuance. Under the Purchase Plan employees may purchase the Company's common stock through payroll deductions. To December 31, 2007, 76,988 shares of common stock have been issued to plan participants under the Purchase Plan and amounts had been withheld from employees' compensation for an additional 14,614 shares issued during January 2008.

9. Benefit Plans

The Company maintains a 401(k) benefit plan for its employees, which generally allows participants to make contributions via salary deductions up to allowable Internal Revenue Service limits on a tax-deferred basis. Such deductions are matched in part by discretionary contributions by the Company. Matching contributions by the Company were $110,586 in 2007, $96,266 in 2006 and $91,077 in 2005.

The Company offered certain retirement benefits through a plan accounted for under Financial Accounting Standards Board Statement No. 106, "Accounting for Post-Retirement Benefits Other than Pensions" as a post-retirement benefit plan (the "Plan"). The benefits were funded through the purchase of medical insurance for each retiree each year. The Company funded the Plan on a "pay-as-you-go" basis.

The Plan became effective in January 2002 for qualifying employees who retire at age 65 or later and have provided ten continuous years of service to the Company. The Plan provides certain prescription drug and supplemental health benefits for Medicare qualified retirees of the Company.

During February 2005, the Company initiated certain changes to the Plan to significantly reduce its future funding requirements. Effective September 1, 2005, participants under the Plan were required to share fifty percent of the premiums for benefit costs.

As of December 1, 2005, the Plan was also amended to allow only those participants retired and receiving benefits as of that date to remain eligible to receive future benefits under the Plan. In addition, the Company advised those participants that it would no longer provide benefits after December 31, 2006. In connection therewith, the Company recognized a curtailment gain of $400,739 during the fourth quarter of 2005. Negative unrecognized prior service costs of $195,921 applicable to current retirees receiving benefits and an unrecognized net gain of $145,710 as of December 31, 2005 were amortized to the date coverage expired (December 31, 2006) in accordance with the closure of the Plan.

Components of net periodic benefit cost under the Plan prior to the elimination of benefits follow:

	2006	2005
Service cost	$ -	$ 43,249
Interest cost	216	32,148
Amortization of prior service cost	(195,921)	(22,258)
Amortization of unrecognized gain	(145,710)	(13,155)
Net periodic benefit (income) cost before curtailment	(341,415)	39,984
Recognized curtailment gain	-	(400,739)
Net periodic benefit income	$ (341,415)	$ (360,755)

Changes in the benefit obligation under the Plan and a reconciliation of its funded status as of the measurement date (December 31) to amounts shown in the Company's balance sheets follow:

	2006
Benefit obligation at beginning of year	$ 7,936
Interest cost	216
Benefits paid	(8,152)
Accrued post-retirement benefit costs	$ -

10. Income Taxes

Recoverable income taxes as of December 31, 2007, 2006 and 2005 consist of estimated tax deposits in excess of the current provision.

The provision for income taxes consists of:

	2007	2006	2005
Current (benefit):			
Federal	$ 657,438	$ 914,089	$ 642,630
State	(133,620)	31,246	61,549
	523,818	945,335	704,179
Deferred (benefit):			
Federal	(507,348)	79,527	86,599
State	(19,069)	(41,714)	(49,658)
	(526,417)	37,813	36,941
Income taxes (benefit)	$ (2,599)	$ 983,148	$ 741,120

A reconciliation of U.S. Federal income taxes computed at the statutory rate to income taxes shown in operations follows:

	2007	2006	2005
Income taxes at the statutory rate	$ 103,313	$ 928,148	$ 869,140
State income taxes, net of federal effect	(100,774)	(6,910)	4,895
R&D and other tax credits	(80,700)	(134,642)	(108,821)
Stock options	33,424	116,522	-
Other	42,138	80,030	(24,094)
Income taxes	$ (2,599)	$ 983,148	$ 741,120

Deferred income tax assets and (liabilities) at December 31 relate to:

	2007	2006
Inventories	$ 319,115	$ 286,946
Warranty accrual	17,495	17,495
Allowance for doubtful accounts	43,738	26,243
Tax credits	196,232	103,874
Property and equipment	8,835	53,385
Deferred gain on sale and leaseback	455,262	-
Other	138,571	116,744
	1,179,248	604,687
Prepaid expenses	(137,013)	(99,618)
	$ 1,042,235	$ 505,069

A reconciliation of unrecognized income tax benefits for 2007 follows:

Adoption of FIN 48	$ 107,500
Tax positions taken in current year	-
Settlements	-
Lapse of applicable statute of limitation	-
Unrecognized income tax benefits as of December 31, 2007	$ 107,500

During 2007, $10,750 of interest on uncertain tax positions was recognized as income tax expense. As of December 31, 2007, $37,625 of interest and penalties were accrued and, together with $107,500 of unrecognized tax benefits, were included in the $145,125 reported as income taxes payable on the Company's balance sheet. The total amount of unrecognized income tax benefits, if recognized, would affect the Company's effective income tax rate by approximately $36,500. Currently, the Company does not believe that the unrecognized income tax benefits will significantly change in 2008.

11. Grant Awards
The Company has been awarded various grants by the National Institutes of Neurological Disorders and Stroke of the NIH under its Small Business Innovative Research Program. Grants under this program have been used to support the development of the Company's Near-Infrared Spectroscopy ("NIRS") technology which non-invasively measures the brain oxygenation level of a patient. In accordance with the terms of these grants, the Company has been reimbursed for certain qualifying expenditures. On September 17, 2007, the Company was awarded a three year grant totaling $2.8 million to support its NIRS research.

Qualifying research and development costs ("R&D") of $479,000 in 2007, $21,000 in 2006 and $531,000 in 2005 were reimbursed under grants. Such reimbursements are recorded as a reduction in R&D expenses. The Company recognizes these reimbursements on an accrual basis as the qualifying costs are incurred. As of December 31, 2007, approximately $2,300,000 remains available under the 2007 grant.

12. Commitments
On May 8, 2007, the Company signed an exclusive distribution agreement (the "Agreement") with Analogic Corporation under which the Company obtained worldwide exclusive rights to market the Analogic Lifegard® family of non-invasive patient monitors. Under the Agreement, Analogic would co-brand the devices and reconfigure its Lifegard II monitor to include the Company's MAXNIBP branded non-invasive blood pressure and other branded technologies. Accordingly, the Company would reimburse Analogic approximately $900,000 for such efforts. As of December 31, 2007, the Company had made payments to Analogic of $90,000 and had accrued an additional $130,500 for work completed under the contract.

The Company leases operating facilities and certain equipment under non-cancellable operating leases.

On September 6, 2007, the Company closed the sale and leaseback of its headquarters and manufacturing facility (the "Property"). Net proceeds from the sale were $2,791,529 of which $928,872 was used to retire the related outstanding mortgage debt. The gain of $1,346,373 realized on the sale has been deferred and will be recognized in operations as a reduction in rent expense over the term of the lease. The lease has an initial term of ten years expiring on September 6, 2017 and an option for two additional five-year periods. The lease provides for an annual base rent in years one through five of $244,800 and $268,800 in years six through ten. The Company recognizes rent expense on a straight-line basis over the ten years. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses. Further, the Company is required to maintain at least $600,000 in cash and cash equivalents (increasing at 3% per annum) and net current assets of not less than $3,600,000.

In addition, the Company has a right of first offer to lease any additional space or building built by the lessor on the Property, subject to certain restrictions. The Company also has the right to require the lessor to build an addition or additional building ("Expansion Premises"), subject to certain restrictions. Upon the delivery of any Expansion Premises, the term of the Lease would extend for a ten year term. The base rent for the Expansion Premises shall be the greater of the then prevailing market rent or an amount equal to a return on actual costs of construction of the greater of 250 basis points over the rate on ten year U.S. Treasury Notes, or 8%. Upon delivery of the Expansion Premises, the lessor would assume obligations under the Company's existing leases of its adjacent properties, in exchange for a payment equal to three months rent and certain unamortized costs incurred with respect to these two facilities.

Effective July 1, 2007, the Company entered into a five-year agreement to lease approximately 13,000 square feet of office space adjacent to two of the Company's other facilities. The lease provides for a minimum annual rent of $114,000 and requires the Company to pay its proportionate share of annual operating expenses including utilities, insurance, taxes and maintenance.

Rent expense under above leases was $280,000 in 2007, $150,000 in 2006 and $140,000 in 2005. Future annual minimum rental payments as of December 31, 2007 to the expiration of the leases follow: 2008-$562,000; 2009-$450,000; 2010-$386,000; 2011-$368,000; 2012-$315,000 and thereafter-$1,255,000.

Notes to Consolidated Financial Statements

13. Unaudited Quarterly Information

Unaudited quarterly financial information follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
YEAR ENDED DECEMBER 31, 2007					
Net sales	$ 9,289,332	$ 7,962,396	$10,663,435	$10,317,242	$38,232,405
Cost of products sold	5,747,621	5,447,781	6,634,787	6,754,618	24,584,807
Gross profit	3,541,711	2,514,615	4,028,648	3,562,624	13,647,598
Net income (loss)	79,439	(300,618)	539,194	(11,555)	306,460
Net income (loss) per common share (1):					
Basic	$ 0.01	$ (0.03)	$ 0.05	$ (0.00)	$ 0.03
Diluted	$ 0.01	$ (0.03)	$ 0.05	$ (0.00)	$ 0.03
YEAR ENDED DECEMBER 31, 2006					
Net sales	$ 7,556,685	$ 8,029,256	$ 9,425,508	$10,190,562	$35,202,011
Cost of products sold	4,604,237	4,564,210	5,340,278	6,293,942	20,802,677
Gross profit	2,952,448	3,465,046	4,085,230	3,896,610	14,399,334
Net income	140,255	350,841	719,906	535,699	1,746,701
Net income per common share (1):					
Basic	$ 0.01	$ 0.03	$ 0.07	$ 0.05	$ 0.17
Diluted	$ 0.01	$ 0.03	$ 0.06	$ 0.04	$ 0.14

(1) The sum of quarterly per share amounts may not equal per share amounts reported for year-to-date periods due to change the number of weighted average shares outstanding and the effects of rounding.

Corporate Information

Corporate Headquarters
CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
Phone: 203-488-6056
Fax: 203-488-9438
Internet: www.casmed.com

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038

Legal Counsel
Wiggin & Dana LLP
One Century Tower
250 Church Street
New Haven, CT 06508

Independent Public Accountants
UHY LLP
Maritime Center
555 Long Wharf Drive
New Haven, CT 06511

Form 10-K
A copy of our Form 10-K Report for the year ended December 31, 2007, filed with the Securities and Exchange Commission, is available to stockholders free of charge by writing to the Company to the attention of the Chief Financial Officer.

Annual Meeting
The Company's Annual Meeting of Stockholders will be held at 10:30 a.m. on June 18, 2008, at WoodWinds, 29 Schoolground Road, Branford, CT 06405.

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Effective December 2005, the common stock of the Company began trading on the NASDAQ Capital Market, under the symbol "CASM." Effective December 2006, the common stock of the Company began trading on the NASDAQ Global Market while continuing to utilize the CASM symbol.

The following table shows the high and low bid quotations for the Company's common stock during each quarterly period for the last two years.

Quarter Ended	High	Low
March 31, 2006	$15.01	$ 7.30
June 30, 2006	$ 9.17	$ 5.37
September 30, 2006	$ 7.67	$ 5.21
December 31, 2006	$ 9.89	$ 6.36
March 31, 2007	$ 8.40	$ 6.26
June 30, 2007	$ 8.51	$ 6.27
September 30, 2007	$ 7.50	$ 4.25
December 31, 2007	$ 6.47	$ 4.76

Board of Directors
Louis P. Scheps
Chairman of the Board

Jerome Baron
Vice Chairman, Brean Murray, Carret & Co., LLC

Lawrence S. Burstein
President, Unity Venture Capital Associates, Ltd.

Andrew E. Kersey
President and Chief Executive Officer

Saul S. Milles, M.D.
Former Medical Director, General Electric Company

Executive Officers
Andrew E. Kersey
President and Chief Executive Officer

Jeffery A. Baird
Chief Financial Officer

CASMED
FOR WHAT'S VITAL

CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
Phone: 203 488 6056
casmed.com

END